Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	February 28,	Fiscal Years Ended May 31,
(In thousands, except ratios)	2009	2008	2007		2006	2005	2004
Fixed charges:
Interest expense on indebtedness	$1,931	$8,844	$4,134		$53	$49	$70
Rent interest factor (1)	2,359	10,467	8,994		5,454	4,733	4,800
Total fixed charges	$4,290	$19,311	$13,128		$5,507	$4,782	$4,870

Earnings:
Income (loss) before provision for income taxes	$14,105	$48,781	$(6,537)		$27,667	$8,117	$15,314
Fixed charges	4,290	19,311	13,128		5,507	4,782	4,870
Total earnings	$18,395	$68,092	$6,591		$33,174	$12,899	$20,184

Ratio	4.29	3.53	0.50	(2)	6.02	2.70	4.14

(1)          Approximately 1/3 of rent expense is deemed representative of the interest factor.

(2)          Our ratio of earnings to fixed charges was below a one-to-one coverage by $6.5 million due to our net loss recorded in fiscal 2007.